DOLLY VARDEN RECEIVES SHAREHOLDER APPROVAL FOR MERGER WITH CONTANGO ORE

  Dolly Varden shareholders overwhelmingly approve proposed merger of equals with Contango ORE, Inc.

  Dolly Varden sets election deadline for exchangeable share election of March 24, 2026

  Contango stockholders have also approved the merger

Vancouver, BC - March 17, 2026 - Dolly Varden Silver Corporation ("Dolly Varden" or the "Company") is pleased to announce that the Company's shareholders have overwhelmingly approved its previously announced merger of equals with Contango ORE., Inc. ("Contango") at a special meeting of shareholders held earlier today (the "Meeting").

At the Meeting, Company shareholders approved the acquisition of all the issued and outstanding common shares of Dolly Varden (the "Dolly Varden Shares") by 1566004 B.C. Ltd, a wholly owned subsidiary of Contango ("Acquireco"), pursuant to a court approved plan of arrangement initially announced on December 8, 2025 (the "Arrangement"). The special resolution approving the Arrangement was approved by 98.78% of the votes cast by Dolly Varden shareholders present in person or represented by proxy at the Meeting.

Under the Arrangement, each Dolly Varden Share will be exchanged for 0.1652 of a share of voting common stock in Contango (each whole share being, a "Contango Share"), or, for Eligible Holders (as such term is defined in the Arrangement Agreement, as defined below) who validly elect, 0.1652 of an exchangeable share in the capital of Acquireco (each whole share being, an "Exchangeable Share"), in each case subject to the terms and conditions of the arrangement agreement dated December 7, 2025, as amended February 11, 2026, between the Company, Contango and Acquireco (the "Arrangement Agreement"). For further information on the Arrangement, please refer to the Company's management information circular prepared in respect of the Meeting and the Arrangement Agreement which is available under the Company's profile on SEDAR+ (www.sedarplus.ca).

The Arrangement remains subject to approval of the British Columbia Supreme Court (the "Court") and the satisfaction of other customary conditions. The Court hearing for the final order to approve the Arrangement is currently scheduled to take place on March 23, 2026, and closing of the Arrangement is expected follow shortly thereafter. Following completion of the Arrangement, the Dolly Varden Shares are expected to be delisted from the TSX-V and the NYSE American. An application is also expected to be made for the Company to cease to be a reporting issuer in the applicable jurisdictions of Canada upon closing of the Arrangement.

The Company is also pleased to announce that Contango stockholders also provided their approval of the Arrangement and certain related matters at a special meeting of Contango stockholders that was held today.

Exchangeable Shares Election Deadline

If you are a registered shareholder who is an Eligible Holder (or holding Dolly Varden Shares on behalf of an Eligible Holder) and you wish to receive Exchangeable Shares as the form of consideration for all or part of your Dolly Varden Shares, you will need to complete and deposit the Letter of Transmittal and Election Form that was mailed to you together with the other Meeting materials by Tuesday, March 24, 2026 (the "Election Deadline"). A copy of the Letter of Transmittal and Election Form is also available under the Company's profile on SEDAR+.

If a registered shareholder does not deposit a properly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements under the Arrangement and Letter of Transmittal and Election Form with respect to such election and deposit of their Dolly Varden Shares, such registered shareholder will receive, in respect of each such Dolly Varden Share for which no valid election was made, the consideration to which they are entitled in the form of Contango Shares.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with five past-producing high-grade silver mines including the Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively "Forward-looking Information"). These include statements regarding the Arrangement, including the terms, approval and completion thereof, and the delisting of the Dolly Varden Shares from the TSX-V and NYSE American, the Company ceasing to being a reporting issuer, potential future mineral discoveries, and future plans, projections, objectives, estimates and forecasts and the timing related thereto.

Forward-looking Information is generally identified by the use of words like "will", "create", "enhance", "improve", "potential", "expect", "upside", "growth" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Dolly Varden believes that the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Dolly Varden as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: risks related to the closing of the Arrangement and other risks described in Dolly Varden's management information circular related to the Arrangement and the Meeting, as well as its most recently filed annual information form, financial statements and, MD&A and other disclosures (under the heading "Risk Factors" or otherwise) which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand Dolly Varden's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Dolly Varden assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Dolly Varden updates any one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.